ADW Capital Management, LLC

1133 Broadway, Suite 719

New York, New York 10010

May 8, 2019

Nicholas P. Panos

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Mr. Panos:

On behalf of ADW Capital Management, LLC (“ADW”), ADW Capital Partners, L.P. (“ACP”) and Adam Wyden (“Wyden” and collectively with ADW and ACP the “Reporting Persons”), set forth below are responses to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter dated May 7, 2019 (the “Comment Letter”), regarding the filing made by the Reporting Persons on Schedule 13D/A filed May 7, 2019 (File No. 005-90658) with respect to ownership by the Reporting Persons of shares of common stock of Select Interior Concepts, Inc. (“SIC”) and the filing made by the Reporting Persons on Form PX14A6G filed on May 7, 2019 (File No. 001-38632) with respect to SIC. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Schedule 13D/A filed on May 7, 2019

1.	Disclosure under Item 4 indicates that the referenced May 6, 2019 press release was “filed [ ] under Rule 14a-2(b)(1) Notice of Exempt Solicitation.“ Rule 14a-2, however, is titled “Solicitations to which §240.14a-3 to §240.14a-15 apply,” and operates as the functional equivalent of an exemption. Rule 14a-6 of Regulation 14A, titled “Filing requirements,” is the regulatory provision that governs and regulates specific filing obligations, including the obligation to submit the Notice of Exempt Solicitation under Rule 14a-6(g). Please revise to remove the implication that Rule 14a-2(b)(1) imposed a filing obligation upon the persons conducting the exempt solicitation and make clear the role and application of Rule 14a-6(g).

Response: The Reporting Persons note the Staff’s comment and will revise the disclosure accordingly in future filings.

2.	Disclosure under Item 4 still appears devoid of any express reference to the ongoing exempt solicitation. Given that the subject of the solicitation includes a proposal to impede the issuer’s authority to re-elect directors in furtherance of a plan to influence the issuer to undertake “a strategic alternatives process,” the solicitation implicates that “plan or proposal” language in Item 4 with respect to matters (b), (c), (d) and (j). Please revise Item 4 to make clear the plans and proposals that are being advanced, as well as the fact the solicitation being conducted is considered exempt and being undertaken in reliance on Rule 14a-2(b)(1).

Response: The Reporting Persons note the Staff’s comment and will revise their Item 4 disclosure accordingly in their next amendment to the Schedule 13D.

PX14A6G filed on May 7, 2019

3.	Notwithstanding the participants’ reliance upon Rule 14a-2(b)(1) to conduct the solicitation, Rule 14a-9 still applies to the disclosure content. The inclusion of asset valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Discussion of asset valuations should therefore be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations on the projected realizable values. The disclosure in the press release date May 6 that states “the value of the Company’s coveted assets – which in aggregate [ ] are worth nearly $40 per share.” Advise us, with a view toward amended disclosure, how the participants determined this figure. In addition, advise us what consideration, if any, the participants gave to adhering to the disclosure standards enunciated in Release No. 34-16833 (May 23, 1980).

Response: The May 6, 2019, press release filed as Exhibit 1 to the Reporting Persons’ PX14A6G was one of a series of public communications regarding, among other topics, the Reporting Persons’ analysis of and beliefs regarding the value of SIC’s assets. The Reporting Persons’ refer you to their March 26, 2019, press release (filed as Exhibit 4 to the Reporting Persons’ Schedule 13D on May 1, 2019) which establishes the basis for the statement quoted above: “the value of the Company’s coveted assets – which in aggregate [ ] are worth nearly $40 per share.” In addition, the Reporting Persons note that both the March 26, 2019, and May 6, 2019 press releases, contains the following disclaimer: “All statements that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations of ADW Capital Partners and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict, and are based upon assumptions as to future events that may not prove to be accurate. Accordingly, readers should not place undue reliance on forward looking information.” Accordingly, we believe that the totality of information contained in the Reporting Persons’ public statements adheres to the disclosure standards enunciated in Release No. 34-16833 (May 23, 1980).

In the event that you have any questions regarding our responses or require additional information please contact the undersigned.

Sincerely,

/s/ Adam Wyden

Adam Wyden
Sole Manager